Exhibit 99.2

SPROTT INC.

Report of Voting Results

Submitted Pursuant to
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

May 6, 2026

The following briefly describes the matters voted upon and the outcome of the votes at the annual meeting (the “Meeting”) of shareholders (“Shareholders”) of Sprott Inc. (the “Company”) held on May 6, 2026.

At the Meeting, Shareholders voted by ballot on the following matters:

1.	Election of Directors

The election of each of the following proposed director nominees with the results of voting set forth opposite the name of each nominee:

Nominee	Votes For	%	Votes Withheld	%
Ronald Dewhurst	15,397,849	97.156%	450,660	2.844%
Graham Birch	15,742,130	99.329%	106,379	0.671%
Barbara Connolly Keady	15,501,524	97.811%	346,985	2.189%
Dinaz Dadyburjor	15,610,627	98.499%	237,882	1.501%
Whitney George	15,732,778	99.270%	115,731	0.730%
Judith O’Connell	15,164,408	95.682%	684,401	4.318%
Catherine Raw	15,532,011	98.003%	316,498	1.997%

2.	Appointment of Auditors

A resolution re-appointing KPMG LLP as auditors of the Company and authorizing the board of directors of the Company to fix the auditors’ remuneration and terms of engagement was passed. The results of the vote were:

Votes For	%	Votes Withheld	%
18,749,471	99.263%	139,172	0.737%

DATED this 6th day of May, 2026.

SPROTT INC.

Per:	“Arthur Einav”
Arthur Einav Corporate Secretary